Exhibit 1

FOR IMMEDIATE RELEASE For more information contact:

CNH Corporate Communications	+1 (630) 887-3823
CNH Investor Relations	+1 (630) 887-3745

CNH Announces Changes in its Alliance with Kobelco

Construction Machinery

BURR RIDGE, IL — (December 26, 2012) — CNH Global N.V. (NYSE: CNH), a global leader in the construction and agricultural equipment businesses, today announced that as a result of an ongoing strategic review of its construction equipment business, it is moving into the next phase of agreements with Kobelco Construction Machinery Co., Ltd.

Under the new, non-exclusive licensing and supply agreements, which take effect on January 1, 2013, CNH and Kobelco Construction Machinery are unwinding their joint ownership and equity participations in all the companies formed in connection with their previous alliance and eliminating any geographical exclusivity rights associated with their agreements. CNH will continue to manufacture hydraulic excavators incorporating current Kobelco technology at its Calhoun, GA, USA, San Mauro, Italy and Belo Horizonte, Brazil, manufacturing facilities and will continue to source select models, including short-radius excavators, from Kobelco in Japan for no less than five years and component parts no less than ten years.

Moving forward, CNH will market full-sized excavators featuring Kobelco technology under its New Holland Construction brand and compact excavators under its New Holland Construction and Case Construction Equipment brands.

“This change in our relationship gives CNH Construction Equipment the opportunity to build a stronger future for our customers, dealers and overall business,” said Mario Gasparri, Head of CNH’s Construction Equipment brands. “This change is vital because it lets us directly manage our business in all regions around the globe, including the Asia-Pacific region, which is home to the world’s fastest-growing construction equipment markets. More than that, it allows us to leverage the industry-leading technologies and resources available to us as part of CNH Global and Fiat Industrial to better address customer needs.”

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.